Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT OF INTENTION TO DELIST AMERICAN DEPOSITARY

SHARES FROM THE NEW YORK

STOCK EXCHANGE AND SUBSEQUENT ARRANGEMENTS

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces that the Company will apply for the voluntary delisting of its American depositary shares (“ADSs”) from the New York Stock Exchange (the “NYSE”) and the deregistration of such ADSs and underlying overseas listed shares (the “H Shares”), under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), after taking into account a number of considerations, including the limited trading volume of its ADSs relative to the worldwide trading volume of its H Shares, and the considerable administrative costs of maintaining the listing of the ADSs on the NYSE, the registration of the ADSs and the underlying H Shares under the Exchange Act and complying with the periodic reporting requirements and related obligations of the Exchange Act.

As at the date of this announcement, the Company has notified the NYSE of the above-mentioned matters. The Company intends to file a Form 25 with the United States Securities and Exchange Commission (the “SEC”) on or after 22 August 2022 to delist its ADSs from the NYSE. The delisting of the ADSs from the NYSE is expected to become effective ten days thereafter. The last day of trading of the ADSs on the NYSE is expected to be on or after 1 September 2022. From and after that date, the ADSs of the Company will no longer be listed and traded on the NYSE.

Once the delisting has become effective and the criteria for deregistration have been satisfied, the Company intends to file a Form 15F with the SEC to deregister the ADSs and the underlying H Shares under the Exchange Act. Thereafter, all of the Company’s reporting obligations under the Exchange Act will be suspended unless the Form 15F is subsequently withdrawn or denied. Deregistration and termination of the Company’s reporting obligations under the Exchange Act are expected to become effective 90 days after its filing of Form 15F. Once the Form 15F is filed, the Company will publish the information required under Rule 12g3-2(b) of the Exchange Act on its website, https://www.e-chinalife.com.

The Company intends to terminate its ADS program after delisting its ADSs from the NYSE in due course in accordance with the deposit agreement. The Company does not intend to seek a listing or registration on a national securities exchange in the U.S. or quotation of the H Shares in the U.S. after the termination of its ADS program and the deregistration of its ADSs and the underlying H Shares. H Shares of the Company will continue to be traded on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”). The Company will continue to comply with its information disclosure and other obligations as a listed issuer under the relevant rules of the Hong Kong Stock Exchange and the Shanghai Stock Exchange as well as other applicable laws and regulations.

Commission File Number 001-31914

The Company reserves its rights in all respects, for any reason, to delay or withdraw the aforementioned filings prior to their effectiveness and will issue any further announcement if required under the listing rules or other applicable laws and regulations.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 12 August 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Li Mingguang, Huang Xiumei
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie